UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2010

Commission File Number: 000- 001-34869

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.
18-1 Guojishangwu Center, 178 Zhonghua Road
Yuzhong District, Chongqing
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COUNTRY STYLE COOKING RESTAURANT CHAIN CO., LTD.
By:	/s/ Hong Li
	Name:	Hong Li
	Title:	Chairman and Chief Executive Officer

Date: November 17, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release.